March 26, 2007	direct phone: 515-242-2440 direct fax: 515-323-8540 email: vandevoort@brownwinick.com

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Washington, DC  20549-7010

RE:	Highwater Ethanol, LLC
Pre-Effective Amendment No. 4 to Registration Statement on Form SB-2
Filed March 26, 2007
File No. 333-137482

Dear Ms. Long:

We are in receipt of your letter dated March 14, 2007 providing comments on the Highwater Ethanol, LLC registration statement on Form SB-2 as filed on March 6, 2007.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.  In addition, we are enclosing a marked Pre-effective Amendment No. 4 to the registration statement on Form SB-2, which includes the revisions made pursuant to your comments.

General

1.                                         Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

RESPONSE: The financial statements and related disclosures have been updated to comply with Item 310(g) of Regulation S-B.

Risk Factors, page 12

2.                                         We note that the independent public accountants’ report includes a going concern paragraph.  Include as a discrete risk factor disclosure of the going concern paragraph and discussion of attendant risks to investors in Highwater Ethanol.

RESPONSE: A risk factor relating to the going concern issue has been inserted as suggested. Please see “Risks Related to the Offering” on page 12 of the registration statement. A one sentence summary of the additional risk factor has been inserted into the list of “Most Significant Risk Factors” on page 8 of the registration statement.

Dilution, page 27

3.                                         Revise your dilution calculations to properly reduce the minimum and maximum proceeds by the remaining estimated offering costs.  Your current calculation reflects this amount as additional net tangible net worth.

RESPONSE: The calculations in the “Dilution” section have been revised to account for the remaining estimated offering costs as suggested. Additionally, references to the dilution calculations in other areas of the registration statement have been revised.

Certain Relationships and Related Transactions, page 68

4.                                         Disclosure that Highwater Ethanol has into entered into transactions with related parties is inconsistent with disclosures in the financial statements; note 6 on page F-8 that a member is providing legal services to Highwater Ethanol and Highwater Ethanol is compensating three governors for consulting services.  Please reconcile the disclosures, and ensure that you include the disclosures required by Item 404 of Regulation S-B in the prospectus.

RESPONSE: A member of Highwater Ethanol is providing legal services as described in note 6 to the financial statements for pre-effective amendment no. 3.  However, this particular member’s ownership interest in the company is below the threshold for being defined as a related party set forth in Item 404 of Regulation S-B and there are no other circumstances which bring this particular member within the definition of a related party.  Accordingly, disclosure of the legal services rendered by the member is not required in the “Certain Relationships and Related Transactions” section of the registration statement.  Note 6 includes the disclosure regarding legal services because Financial Accounting Standard No. 57 provides guidance on related party disclosures that happens to be different from the requirement of Item 404 of Regulation S-B.

Note 6 of the notes to the financial statements for pre-effective amendment no. 3 contained a disclosure regarding “consulting services” provided by three of the Highwater Ethanol governors.  The “consulting services” language was inaccurate as there is no consulting arrangement with any of the governors nor has any compensation been paid to them for consulting services. Note 6 has been corrected to disclose that the governors are being compensated for “their service as executive officers” as disclosed in the “Executive Compensation” section of the registration statement.  The “Executive Compensation” section has been revised to state that as of January 31, 2007, the three governors have been paid a total of $28,000 since the Inception of Highwater Ethanol.  Given the aggregate amount of compensation paid to the governors and the disclosure of the compensation in the “Executive Compensation” section, we have omitted the executive compensation disclosure from the “Certain Relationships and Related Transactions” section of the registration statement in accordance with Item 404 of Regulation S-B as it is not required.

Federal Income Tax Consequences of Owning Our Unites, page 80

5.                                         The disclaimer in the fourth paragraph that “The tax consequences to us and our members...are not addressed in our tax counsel’s opinion” is inconsistent with the requirement under the federal securities laws that the tax opinion’s function is to inform investors of the tax consequences that they can reasonably expect from an investment in Highwater Ethanol. See Item 12(A) of Industry Guide 5. Further, the disclaimer is inconsistent with the statement “That section is the opinion of counsel on all material federal income tax consequences to prospective Unit holders of the ownership and disposition of Units” in the fourth paragraph of the short form opinion filed as exhibit 8.1. Since the tax opinion must address and express a firm conclusion for each material federal income tax consequence, please revise.

RESPONSE: The fourth paragraph under the heading “Federal Income Tax Consequences of Owning Our Unites” has been revised to exclude all language that is inconsistent with our other disclosures in the registration statement or the tax opinion letter.

6.                                         Refer to prior comment 9.  The statement at the top of page 81 that “this section is an opinion of our tax counsel’s professional judgment regarding the federal income tax consequences of owning our units” is inconsistent with the requirement for you to state clearly that the opinion contained in this section constitutes tax counsel’s opinion. As drafted, the statement implies that you are providing merely an opinion on your tax counsel’s professional judgment. Please revise.

RESPONSE: As noted in our response to comment 5 above we have revised the section to exclude any ambiguous language regarding counsel’s opinion.  The first sentence of the fourth paragraph under the heading “Federal Income Tax Consequences of Owning Our Unites” clearly states that the statements and legal conclusions contained in the tax section are the opinions of tax counsel. The language referring to tax counsel’s professional judgment has been removed.

Partnership Status, page 81

7.                                         The tax treatment depends upon the legal conclusion of whether Highwater Ethanol is a partnership or a corporation. Since counsel must opine on these matters as part of its tax opinion and cannot assume them, please delete the word “Accordingly” in the second sentence.

RESPONSE: The sentence you refer to under the “Partnership Status” heading has been revised to exclude the word “Accordingly” as suggested.

Tax Consequences Upon Disposition of Units, page 85

8.                                         Refer to prior comment 10.  As noted previously, the word “generally” may imply that investors cannot rely on the disclosure. Please delete the word “generally” in the second paragraph’s first sentence.

RESPONSE: The sentence you refer to under the “Tax Consequences Upon Disposition of Units” heading has been revised to exclude the word “generally” as suggested.

Exhibits 5.1 and 8.1

9.                                         We wish to remind you that Highwater Ethanol must file executed opinions before the registration statement’s effectiveness.  Refer to comment 32 in our October 17, 2006 letter.

RESPONSE: Executed opinions have been filed as exhibits 5.1 and 8.1 to pre-effective amendment no. 4 to the registration statement.

Exhibit 10.17

10.                                   It appears that you omitted figure 1, aerial photo of Lamberton, Minnesota, from the filing.  As stated in comment 38 in our October 17, 2007 letter, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. See also Item 304(e) of Regulation S-B. Please refile the exhibit in its entirety.

RESPONSE: Exhibit 10.17 has been filed in its entirety.

Other

11.                                   Refer to prior comment 14.  It appears that you marked as changed materials some materials that were not changed in pre-effective amendment 3 to the registration statement.  For example, refer to the risk factor’s caption “We have not received certain permits…” on page 19.  As requested previously, please comply with the requirements of Rule 310 of Regulation S-T in future filings.

RESPONSE: We will comply with Rule 310 of Regulation S-T in the future.

In addition to the changes made pursuant to the above comments, we filed exhibit 10.1 in its entirety and withdrew our request for confidential treatment of that exhibit pursuant to our response to the Commission’s letter dated March 19, 2007 commenting on Highwater Ethanol’s applications for confidential treatment.  Also, in response to the Commission’s March 19, 2007 letter, exhibit 10.8 has been filed with its exhibit M and a detailed reference to exhibit 10.7 in exhibit L.

As disclosed under the “Capitalization Plan” on page 36 of the registration statement, in March 2007 Highwater Ethanol obtained an $800,000 note from a bank to provide interim financing until it can close on its anticipated senior debt financing.  The note is secured by a mortgage on the two parcels of property it purchased, a personal guarantee from Ron Fagen, the principal owner of the design-build contractor and by a limited personal guarantee from Warren Pankonin, a member of the board of governors and a seed capital investor in our project.

Neither Mr. Fagen nor Mr. Pankonin is a related party for the purposes of Item 404 of Regulation S-B.  Please see the personal guarantee by Mr. Fagen as exhibit C to exhibit 10.21 as filed with pre-effective amendment no. 4.  In paragraph 4 of exhibit 10.21 is Mr. Pankonin’s obligation to purchase the property for a set price in the event Highwater Ethanol defaults on the note and Mr. Fagen does not exercise his rights under the guarantee.  Mr. Pankonin’s obligation to purchase the property is effectively a limited guarantee of the note as disclosed in the registration statement.

Sincerely,

/s/ Judd W. Vande Voort

Judd W. Vande Voort